June 9, 2006
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of the Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	The Hartford Financial Services Group, Inc. (“The Hartford” or the “Company”) Form 10-K for fiscal year ended December 31, 2005 File No. 001-13958
Dear Mr. Rosenberg:
This letter is in response to your May 10, 2006 letter providing comments from the Securities and Exchange Commission staff (the “Staff”) resulting from their review of the Company’s filings listed below. We have carefully considered the comments of the Staff and provide our responses below.
In a number of instances, the Staff has requested the Company provide “additional information, in disclosure-type format”. In our responses below we have provided the additional disclosure, in bold-type font, that is representative of what we will include in future filings (the non-bold, italicized words are the current language in the 2005 10-K). In Attachment A to this letter, we have shown where certain of the additional disclosures relating to property & casualty reserves would be included using the 2005 Form 10-K as an example.
Form 10-K for fiscal year ended December 31, 2005
Management’s Discussion and Analysis
SEC COMMENTS 1 – 7:
Critical Accounting Estimates
Property & Casualty Reserves, Net of Reinsurance, page 31
We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe the objective of this disclosure should be for investors to understand a) the reasons for changes in the historical estimate; b) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends identified from past experience; and c) the potential variability in the most recent estimate and the impact this variability has on reported results, financial condition and liquidity. Please keep this objective in mind in drafting your responses to comments one through seven. Please also consider providing any additional information, in disclosure-type format, to achieve this objective.
SEC COMMENT 1:
You provide a general explanation of reserve methodologies for non-A&E business and A&E business but do not disclose the specific reserve methodologies for each of your major lines of business. We believe that this disclosure is particularly important for your significant long tail lines of non-A&E business, such as workers’ compensation. Also, it should describe in greater detail the final step in your quarterly reserve review, including the specific factors considered by your senior reserving actuaries that resulted in a reserve adjustment. Please provide the following information in a disclosure-type format for each of your non-A&E businesses.
•	Describe your process for calculating the current year IBNR reserve, and how it[s] used to determine the calculation of the ultimate unpaid liability, cumulative paid claims and case reserves.

•	Describe the methodologies used to determine reserves for each line of business. For example, this might include a discussion of alternative models used, the strengths and weaknesses of each model and an explanation of why a specific model was ultimately chosen over the other models considered.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission

•	Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, which is intended to capture the uncertainty in measuring all of the factors inherent in the loss reserving process. Such a provision may be explicit (i.e., represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption setting process. So that investors can better understand the judgments and uncertainties in your loss reserving process, please address in your discussion of methodologies in the preceding bullet how management determined its provision for uncertainty and quantify your provision for uncertainty by line of business for each period presented.

•	Describe the nature and frequency of your procedures for determining the adequacy of loss reserves. Indicate how these procedures differ between your interim and annual reserve verifications.
COMPANY RESPONSE 1:
Over the past three years, the Company has significantly expanded its discussion of how the Company establishes its property and casualty loss reserves to be responsive to the expectations of financial statement readers and the Staff. The Company is fully committed to regularly re-evaluating its disclosures in light of evolving expectations and enhancing those disclosures as judged to be appropriate.
In developing the existing discussion of “How non-A&E reserves are set”, which starts on page 32 of the 2005 Form 10-K, the Company deliberately chose to keep the discussion focused on the fundamental principles used in establishing loss reserves for short-tail and long-tail lines of business. We concluded that providing a great deal of detail on the various complex estimation techniques, all of which are variations of the fundamental principles, would not represent meaningful disclosure that would enhance the reader’s understanding. Loss reserves are estimates which use key claim data (e.g., claim counts, loss payments, case reserves, etc.) and assumptions based largely on historical experience to project the ultimate cost of unpaid claims. The key premise underlying these estimates is that historical experience, adjusted for current trends, is a reliable indicator of the ultimate outcome.
In light of the Staff’s comment and request for descriptions of reserving methodologies, however, the Company will provide in future filings an overview of the primary actuarial techniques or methods that are used by the Company in its reserve reviews. The following additional disclosures are representative of what the Company will add to future filings; see pages 4 — 5 of Attachment A for the proposed placement of these disclosures, using the 2005 10-K as an example:
A variety of actuarial techniques are used in the reserve reviews. These techniques or methods include paid and reported loss development, frequency / severity, expected loss ratio and Bornhuetter-Ferguson techniques. Within any one line of business, several techniques are used and certain methods are generally given more influence in determining the actuarial indication. The methods that are given more influence vary within a line of business based primarily on the maturity of the accident year, the mix of business and the particular internal and external influences impacting the claims experience or the methods. The following is a discussion of the most common methods used; these methods are not used for every line of business or every accident year within a line of business.
Paid Development: Historical data, organized by accident period and calendar period, is used to develop paid loss development patterns, which are then applied to current paid losses by accident period to generate estimated ultimate losses. The paid development method is also used to estimate reserves for allocated loss adjustments expenses (ALAE).
Paid development techniques do not use information about case reserves and, therefore, are not affected by changes in case reserving practices. Paid development techniques can, however, be significantly affected by changes in claim closure patterns. Paid development techniques for longer-tailed lines are generally less useful for more recent accident years since a low percentage of ultimate losses are paid in early periods of development and small changes in paid losses can have a large impact on estimated ultimate losses.
Reported Development: Historical data, organized by accident period and calendar period, is used to develop reported loss development patterns, which are then applied to current reported losses by accident period to generate estimated ultimate losses. The reported losses used in this analysis refer to cumulative paid losses plus case reserves and do not include IBNR.
Compared to the paid development technique, the reported development technique has the advantage that a higher percentage of ultimate losses are reflected in reported losses than in cumulative paid losses. While the reported development technique takes advantage of information contained in the case reserves, estimates determined from this technique are affected by changes in case reserving practices.
Both paid and reported development techniques assume that historical development patterns are predictive of future development patterns.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission

Frequency / Severity: Historical data is used to develop claim count development patterns and those patterns are applied to the number of current reported claims to generate estimated ultimate claim counts. Estimated ultimate claim counts are multiplied by an estimated average severity (i.e., an average cost per claim) to calculate estimated ultimate losses. Average severity is estimated by fitting historical severity data to a trend line and making assumptions about how the current environment would affect claim severity. In making assumptions about the current environment, industry data is used where such data is available and appropriate.
The advantage of frequency / severity techniques is that frequency estimates are generally easier to predict and external information can be used to supplement internal data in making severity estimates.
Expected Loss Ratio: Loss ratios for prior accident years are used to determine the appropriate expected loss ratio for the current accident year after applying anticipated changes in rates, pricing and loss costs. The current accident year expected loss ratio is multiplied by earned premium to calculate estimated ultimate losses.
Expected Loss Ratio techniques are useful for early periods of maturity on long-tailed lines of business, where very little paid or reported loss information is available.
Bornhuetter-Ferguson: This method is a combination of the expected loss ratio method and the reported development method, where the reported loss development method is given more weight as an accident year matures.
For all lines of business, variations of the above methods are used. Examples of variations within the paid and reported development methods include:
•	The accident period used may vary (e.g. year, quarter, or month)
•	We may analyze the data by coverage (e.g. bodily injury separate from property damage)
•	We may make adjustments for unusual loss activity
•	For allocated loss adjustment expenses (ALAE), we use patterns of the relationship between paid ALAE and paid losses
Examples of variations within the frequency /severity methods include:
•	For some methods, we project severity on only open claims
•	In the commercial liability lines, we perform the frequency / severity technique only on claims over a certain size
•	For one sub-set of professional liability business, we estimate frequency not through historical claim count development, but through an analysis of the securities class actions filed and policy listings
•	We analyze ALAE on claims in litigation and associated legal expense separately from ALAE on other claims
On page 32 of the 2005 Form 10-K, we explained that IBNR represents the difference between the estimated ultimate cost of all incurred claims and the sum of cumulative paid claims and cases reserves. As illustrated above, we will add disclosure explaining the various actuarial techniques or methods used to estimate ultimate claim costs. There are five primary methods used, but there can be variations in the application of those methods based on the circumstances. Each method has strengths and weaknesses, and, for most lines of business, several methods are used to estimate the ultimate incurred losses. The methods used for a particular line of business may change over time. Multiple factors are considered in making the determination of which method may be a better indicator of the ultimate reserves required, including the line of business and maturity of the accident year. In addition, reserve reviews are performed using hundreds of subsets of data which are believed to be more homogeneous than larger aggregations and, therefore, provide a more reliable basis for making projections. Data subsets vary but may include splits by geography (e.g., state), distribution channel, profit center, coverage within a line of business (e.g., bodily injury versus property damage in auto liability) and others. The selection of methods is a matter of judgment and there may be multiple methods in developing the overall reserve estimate for a particular line of business.
In response to the Staff’s specific comment and request, we will add a discussion of the methods that tend to have the greatest influence on the reserving decisions for the various lines of business that comprise the Company’s property & casualty business. The following is representative of the proposed disclosure that will be added in future filings; see pages 5 — 6 of Attachment A for the proposed placement of these disclosures, using the 2005 10-K as an example:
For each line of business, certain methods are given more influence than other methods. The discussion below gives a general indication of which methods are preferred by line of business. Because the actuarial estimates are generated at a much finer level of detail than line of business (e.g., by geography, distribution channel, coverage, accident period), this description should not be assumed to apply to each coverage and accident year within a line of business. Also, as circumstances change, the methods that are given more influence will change. For example, reported development techniques are currently not given significant influence in making estimates for recent accident years for Personal Lines auto liability because case reserving practices have been changing in the recent past. If case reserving practices become more stable, reported development techniques may be given more weight.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission

Property and Auto Physical Damage
These lines are fast-developing and paid and reported development techniques are generally used. We perform and rely primarily on reported development techniques and a Bornhuetter-Ferguson technique for the most mature accident months.
Auto Liability – Personal Lines
For auto liability, and bodily injury in particular, we perform a greater number of techniques than we do for property and auto physical damage, including paid and reported development, and several frequency / severity approaches. We generally use the reported development method for older accident years and the frequency / severity methods for more recent years. Recent periods are heavily influenced by changes in case reserve practices and changing claim closure patterns and the frequency / severity techniques are not affected as much by these changes.
Auto Liability – Commercial Lines, Package Business and Short-Tailed General Liability
As with Personal Lines auto liability, we perform a variety of techniques, including the paid and reported development methods and frequency / severity techniques. For older, more mature accident years, we generally believe that reported development techniques are best. For more recent accident years, we typically prefer frequency / severity techniques that allow us to make assumptions about the frequency of larger claims.
Long-Tailed General Liability, Bond and Workers’ Compensation – Large Deductible
For these very long-tailed lines of business, we generally rely on the expected loss ratio, Bornhuetter-Ferguson and reported development techniques. We generally weight these techniques together, relying more heavily on the expected loss ratio at early ages of development and more on the reported development method as an accident year matures.
Workers’ Compensation
Workers’ compensation is our single largest reserve line of business and we do the largest amount of actuarial analysis on this line of business. Methods performed include paid and reported development, variations on expected loss ratio methods, and an in-depth analysis on our largest states. Paid development patterns are historically very stable in the Company’s workers’ compensation business, so paid techniques are preferred for older accident periods. For more recent periods, paid techniques are less predictive of the ultimate liability since such a low percentage of ultimate losses are paid in early periods of development. Accordingly, for more recent accident periods, we generally rely more heavily on a state-by-state analysis and the expected loss ratio approach.
Professional Liability
Reported and paid loss developments patterns for this line tend to be volatile. Therefore, we typically rely on frequency and severity techniques.
Assumed Reinsurance and All Other within Other Operations
For these lines, we tend to rely on the reported development techniques. In assumed reinsurance, our assumptions are influenced by information gained from claim and underwriting audits.
Allocated Loss Adjustment Expenses (ALAE)
For some lines of business (e.g., professional liability and assumed reinsurance), ALAE and losses are analyzed together. For most lines of business, however, ALAE is analyzed separately, using paid development and the relationship between ALAE and losses.
As discussed on page 33 of the 2005 Form 10-K, “the final step in the ... reserve review involves a comprehensive review by senior reserving actuaries who apply their judgment and, in concert with senior management, determine the appropriate level of reserves.” There are many internal and external factors that are considered in making these judgments, and there is no standard checklist or formula that is or can be applied to each situation. As further discussed in the 2005 Form 10-K, “numerous factors are considered in this determination process including, but not limited to, the assessed reliability of key loss trends and assumptions that may be significantly influencing the current actuarial indications, the maturity of the accident year, pertinent trends observed over the recent past, the level of volatility within a particular line of business, and the improvement or deterioration of actuarial indications in the current period as compared to prior periods”.
The following situation, which relates to Personal Lines auto liability reserves, illustrates the application of this judgment. Current accident year loss cost trends in Personal Lines auto liability in 2005 were favorable to initial expectations. Management had reasonable confidence that at least a portion of this favorable trend would in fact be realized, and accordingly some of this favorable development was incorporated into recorded reserves by reducing the expected loss ratio for the 2005 accident year. While some of this favorable development continued to

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission

emerge during the fourth quarter of 2005, senior reserving actuaries and management concluded that there was not enough evidence to conclude that it was probable that the trend was real and would be sustained. Accordingly, it was determined that additional evidence needed to be collected before a further reduction in the expected loss ratio and the carried reserves would be warranted. Therefore, in this instance, the recorded reserves for Personal Lines auto liability are above the actuarial indication for Personal Lines auto liability claims.
In future filings, we will expand our discussion of the final step of the reserving process to indicate that the purpose of the reserve reviews is to determine the appropriate level of reserves and whether an adjustment to recorded reserves is required. We will also include disclosure to indicate how frequently each reserving line of business is reviewed and, if less frequently than quarterly, what is done in the intervening quarters to monitor the adequacy of the recorded reserve estimates. The following is an example of additional wording that will be added to address these items as well as to discuss how reserves are established for both short-tail and long-tail lines of business. See pages 3 — 4 and page 6 of Attachment A for the proposed placement of these representative disclosures, using the 2005 10-K as an example. In estimating the needed reserves, the Company does not explicitly or implicitly add a “provision for uncertainty”.
How non-A&E reserves are set
Reserves are set by line of business within the various operating segments. As indicated in the above table, a single line of business may be written in one or more of the segments. Case reserves are established by a claims handler on each individual claim and are adjusted as new information becomes known during the course of handling the claim. Lines of business for which loss data (e.g. paid losses and case reserves) emerge (i.e. is reported) over a long period of time are referred to as long-tail lines of business. Lines of business for which loss data emerge more quickly are referred to as short-tail lines of business. Within the Company’s Ongoing Operations the shortest-tail lines of business are property and auto physical damage. The longest tail lines of business within Ongoing Operations include workers’ compensation, general liability, and professional liability. Assumed reinsurance, which is within Other Operations, is also long-tail business.
For short-tail lines of business, emergence of paid loss and case reserves is credible and likely indicative of ultimate losses. For long-tail lines of business, emergence of paid losses and case reserves is less credible in the early periods and, accordingly may not be indicative of ultimate losses.
An expected loss ratio is used in initially recording the reserves for both short-tail and long-tail lines of business. This expected loss ratio is determined through a review of prior accident years’ loss ratios and expected changes to earned pricing, loss costs, mix of business, ceded reinsurance and other factors that are expected to impact the loss ratio for the current accident year. For short-tail lines, IBNR for the current accident year is initially recorded as the product of the expected loss ratio for the period, earned premium for the period and the proportion of losses expected to be reported in future calendar periods for the current accident period. For long-tailed lines, IBNR reserves for the current accident year are initially recorded as the product of the expected loss ratio for the period and the earned premium for the period, less reported losses for the period.
Company reserving actuaries, who are independent of the business units, regularly review reserves for both current and prior accident years using the most current claim data. These reserve reviews incorporate a variety of actuarial methods and judgments and involve rigorous analysis. Most non-A&E reserves are reviewed fully each quarter, including loss reserves for property, auto physical damage, auto liability, package business, workers’ compensation, most general liability, professional liability and bond. Other non-A&E reserves are reviewed semi-annually (twice per year) or annually. These include, but are not limited to, reserves for allocated loss adjustment expenses, assumed reinsurance, latent exposures such as construction defects, unallocated loss adjustment expense and all other non-A&E exposures within Other Operations. For reserves that are reviewed semi-annually and annually, management monitors the emergence of paid and reported losses in the intervening quarters to either confirm that its estimate of ultimate losses should not change or, if necessary, perform a reserve review to determine whether the reserve estimate should change.
For most lines of business, a variety of actuarial methods which are summarized in subsequent paragraphs herein are reviewed and the actuaries select methods and specific assumptions appropriate for each line of business based on the current circumstances affecting that line of business. These selections incorporate input, as judged by the reserving actuaries to be appropriate, from claims personnel, pricing actuaries and operating management on reported loss cost trends and other factors that could affect the reserve estimates. The output of the reserve reviews are reserve estimates that are referred to herein as the “actuarial indication”.
The discussion of the various methods, covered earlier in Comment 1, would be inserted here and has not been repeated. Refer to Attachment A for a complete view of the disclosures for this section.
The final step in the reserve review process involves a comprehensive review by senior reserving actuaries who apply their judgment and, in

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission

concert with senior management, determine the appropriate level of reserves based on the various information that has been accumulated. Numerous factors are considered in this determination process including, but not limited to, the assessed reliability of key loss trends and assumptions that may be significantly influencing the current actuarial indications, the maturity of the accident year, pertinent trends observed over the recent past, the level of volatility within a particular line of business, and the improvement or deterioration of actuarial indications in the current period as compared to the prior periods. In general, changes are made more quickly to more mature accident years and less volatile lines of business. At year-end 2005, total recorded net reserves excluding asbestos and environmental and excluding the allowance for uncollectible reinsurance are 0.6% higher than the actuarial indication of the reserves. Annually, as part of the statutory reporting requirements, IBNR is allocated to accident year by statutory line of business. This work forms the basis for the loss development table and reserve re-estimates table shown in the “Business” section.
During 2005, there were numerous changes to reserve estimates. Among other loss developments in 2005, these changes included strengthening of workers’ compensation reserves for claim payments expected to emerge after 20 years of development, a release of 2003 and 2004 accident year workers’ compensation reserves, strengthening of assumed casualty reinsurance reserves and a release of reserves for allocated loss adjustment expenses, predominately in Personal Lines. See “Reserves” within the Property and Casualty MD&A for further discussion of reserve developments.
SEC COMMENT 2:
We understand that you establish point estimates for most reserves. Provide the following information in disclosure-type format:
•	The various methods considered and the method that was selected to calculate the reserves. Include a discussion of why the method selected was more appropriate over the other methods.

•	If multiple point estimates are generated, include the range of these point estimates, how management determined the most appropriate point estimate and why another point estimate was not chosen.

•	Explain and quantify any difference between the point estimate and recorded reserves.
COMPANY RESPONSE 2:
As described above in the Company’s response to the Staff’s Comment 1, the Company will add in future filings disclosure to describe the actuarial methods generally used by the Company to estimate reserves.
For a given line of business, the Company’s actuaries use a variety of methods that give an indication of reserves and from those indications, the Company selects a best estimate of the reserve need. A variety of methods is typically used because each method has advantages and disadvantages; therefore, the indication produced from any one method, in and of itself, may not be a reliable estimate of the reserve need. For example, due to changes in the procedures used by claim adjusters to establish case reserves, the reported loss development method might yield reserve projections that imply an unreasonable loss ratio for particular accident years. Accordingly, the amount calculated by the reported development method would not, in and of itself, be considered a reasonably possible outcome and would not be a meaningful disclosure to the financial statement reader. The Company’s reserving process is not designed to develop a series of reserve estimates that represent a range of reasonably possible outcomes that would convey a statistical loss distribution or confidence level. Accordingly, disclosure of the mathematically calculated numbers from the various reserve methods would not be meaningful as they would not represent a range of reasonably possible outcomes and would not represent potential volatility in the reserve estimate. As an alternative, and in order to help the reader understand reserve volatility, the Company provided in its filed 2005 10-K a discussion of “current trends contributing to reserve uncertainty” (page 33) and another discussion of the “impact of changes in key assumptions on reserve volatility” (page 34).
SEC COMMENT 3:
In disclosure-type format, please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses.
•	For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.

•	Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve given the historical changes and/or given current trends observed as discussed in a. above. This discussion should reconcile the historical changes and/or the current trends observed to what management has calculated as its most recent key assumptions.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission

COMPANY RESPONSE 3:
As noted in the response to Comment 1, the Company does not explicitly or implicitly add a “provision for uncertainty”.
The Company disclosed in its 2005 10-K in a section entitled “Current trends contributing to reserve uncertainty” (page 33) a number of the factors that impact the actuarial indication. In making estimates of required reserves, the Company takes these factors into consideration. However, the Company does not make an explicit assumption of each of these factors in its reserving process. Rather these assumptions are implicit in the development factors that are chosen by management. For example, if one is using the paid development methodology to estimate accident year 2000 (AY 2000) general liability reserves and if one has assumed that the paid trends for AY 2000 will probably develop the same as the average of the 5 previous years (i.e., AYs 1995-1999), one has not explicitly selected a cost inflation assumption but rather the cost inflation assumption is implicit in the selected development factor.
Furthermore, as discussed in the responses to both Comments 1 and 2, the Company uses multiple methods to determine the actuarial indication for each line of business. The Company’s actuaries review these methods, the relative strengths and weaknesses of each method and the circumstances particular to the period, and use their judgment to determine the actuarial indications. Because this process is not formulaic, the impact of a change in any individual assumption from period to period cannot be isolated from changes in other assumptions.
Consistent with the overall reporting and disclosure objective of informing the reader of the “reasons for changes in the historical estimate”, the Company will expand its discussion of the underlying causes for these changes in estimates. In the Company’s response to Comment 6 of the Staff’s comment letter, the Company has provided a couple of illustrations that are representative of what the Company will provide in future filings. We believe this expanded explanation will provide useful and meaningful information to the financial statement reader.
SEC COMMENT 4:
You provide sensitivity analysis for certain non-A&E lines of business. Explain in disclosure-type format why management believes the scenarios quantified are reasonably likely. For example, if the “reasonably likely” change is a percent change of a key assumption, disclose the factors that you considered in determining this percentage.
COMPANY RESPONSE 4:
On page 34 of the 2005 10-K, we disclosed the impact of changes in key assumptions on reserve volatility and quantified the estimated effect on reserves of selected changes. For example, we disclosed that “across the entire reserve base, a 1 point change in calendar year medical inflation would change the estimated net reserve by $600, in either direction.” Medical costs are an important component of future claim payments and, therefore, the impact of future inflation could be significant. Variations in annual growth of medical claim costs have been significant, and according to the National Council on Compensation Insurance, annual growth has varied from -2% to +12% since 1991. While the Company has not explicitly selected a medical inflation factor in estimating its reserves (as explained in the Company’s response to Comment 3), the Company has estimated the effect that a 1 point change in calendar year medical inflation would have on the net reserve. The purpose of this disclosure was to convey the magnitude of such a change which is possible in light of past variations. The proposed disclosure for this item, which is set forth on page 7 of Attachment A and will be included in future filings, includes the following clarification which we believe is responsive to the Staff’s comment:
A review of National Council on Compensation Insurance (“NCCI”) data suggests that the annual growth in industry medical claim costs has varied from -2% to +12% since 1991. This data shows that medical inflation has been highly variable over the past decade.
Similar expanded explanations will be provided for the other sensitivity assumption disclosures in future filings and are similarly illustrated on pages 7 — 8 of Attachment A.
SEC COMMENT 5:
We note that your 2003 Form 10-K included two tabular disclosures, Summary of Gross Asbestos Reserves (refer to page 53) and Summary of Gross Environmental Reserves (refer to page 54), that you omitted from your 2005 Form 10-K. We believe that, in particular, the exposure ranges, exposure counts and survival ratios in these tables facilitated investors’ understanding of the risks and volatility inherent in your A&E reserves. Please provide this information to us in disclosure-type format.
COMPANY RESPONSE 5:
In response to the Staff’s comment, the Company will include both disclosures in the Company’s Form 10-K, beginning with the Form 10-K for the year ending December 31, 2006. The Company includes the Summary of Gross Asbestos Reserves and the Summary of Gross

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission

Environmental Reserves tabular disclosures in the Company’s Form 10-Q for the quarter in which the corresponding annual reserve evaluation is completed. Accordingly, in 2005, the Company included the Summary of Gross Asbestos Reserves on page 51 in the Company’s Form 10-Q for the quarterly period ended June 30, 2005, and the Summary of Gross Environmental Reserves on page 59 in the Company’s Form 10-Q for the quarterly period ended September 30, 2005.
SEC COMMENT 6:
Property & Casualty
Prior accident year development, pages 65-69
You describe prior accident year development by type of reserve action taken. However, in many instances it appears you did not provide a reason for the action. Also, your disclosure did not describe in reasonable specificity the new events that occurred or the additional information acquired since the last reporting date that led to the change in estimates and thus did not justify the timing of the change in estimate, i.e., why recognition occurred in the periods that it did and why recognition in earlier periods was not required. For example, in your discussion of underwriting actions and California reform, it is unclear what determined the timing for a workers’ compensation reserve release in 2005. We believe that investors’ understanding of the timing of changes to key assumptions to properly reflect emerging new trends in your loss experience is particularly important. The rationale for changes in estimate that do not correlate with emerging trends should be fully explained. Please provide this information in a disclosure-type format for each year presented.
COMPANY RESPONSE 6:
In future filings, we will expand our discussion of prior accident year development. This discussion will explain when we first observed changes from initial expectations in accident year loss costs and when we determined that those changes constituted a trend that should result in a reserve re-estimate. Our expanded disclosure will clarify what new events or additional information led to the change in estimate and why the change in estimate was not recognized in a prior reporting period.
Based on past experience, we anticipate that in many cases the additional information prompting the change in estimate will be a reserve review or study which showed that initial indications of possible favorable or unfavorable development had become a discernible trend. In other cases, the use of a new reserve technique may yield a more refined estimate of ultimate loss costs.
To illustrate what we plan to do in future filings, we have shown in bold in the two paragraphs that follow an example of expanded explanation of the timing for the workers’ compensation reserve strengthening of $120 in 2005 and the workers’ compensation reserve release of $75 in 2005 (as compared to that which appeared on page 66 of the 2005 10-K).
During the year ended December 31, 2005, the Company’s reestimates of prior accident year reserves included the following significant reserve changes.
Ongoing Operations
•	Strengthened workers’ compensation reserves for claim payments expected to emerge after 20 years of development by $120. For workers’ compensation claims involving permanent disability, it is particularly difficult to estimate how such claims will develop more than 20 years after the year the claims were incurred (known as “the tail”). During 2005, the Company’s actuaries performed an actuarial study to re-estimate the required reserves for additional development beyond the 20th year following a claim being incurred. This study involved gathering extensive historical data dating back over 50 years which could be used for making these estimates and incorporated modeling using actuarial techniques that have recently been developed within the actuarial profession. Based on the results of this analysis the Company changed its previous estimate and increased the percentage of ultimate claim costs expected to be paid after 20 years of development. As an example, within Business Insurance this development percentage was increased from 8% to 9%. The $120 of reserve strengthening represented a change in estimate which was 3% of the Company’s net reserves for workers’ compensation claims as of December 31, 2004.
•	Released reserves for workers’ compensation losses in Business Insurance on accident years 2003 and 2004 by $75. The state of California instituted reforms to its workers’ compensation laws that began in 2003 and continued through 2005. In addition, in this same time frame, the Company was taking underwriting actions to improve workers’ compensation underwriting performance. Management recognized that the combination of the Company’s underwriting initiatives and the state of California changes could, over time, improve the Company’s workers’ compensation experience. Verification of this improvement as a probable outcome, however, would require sufficient supporting evidence. While there appeared to be some favorable trends emerging in late 2004 with respect to accident year 2003 and while early indications on accident year 2004 were favorable, senior reserving actuaries and senior management were uncertain that these favorable trends were real and would be sustained. In the third quarter of 2005, management concluded that sufficient evidence existed in the actuarial data and methods to support a release of reserves. The actuarial work was further supported

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission

by a review of underwriting metrics, supporting the effectiveness of the actions taken, and by discussions with claim handlers involved with the California workers’ compensation business. The $75 reserve release represented a change in estimate which was 2% of the Company’s net reserves for workers’ compensation claims as of December 31, 2004.
We do not record any changes in reserve estimates that do not correlate with emerging trends.
SEC COMMENT 7:
Ongoing Operations, page 72
The effect of your reinsurance activities appears to have fluctuated significantly in 2004 and materially affect operating results. However, the corresponding discussion in “underwriting results and ratios” generally appeared to be limited and on a net of reinsurance basis. Please discuss and quantify the effect that your ceded reinsurance activities had on financial position, results of operations, and cash flows for the periods presented. Also, discuss changes you have made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your financial position, results of operations and cash flows. In particular, explain the significant reduction in ceded losses in 2004. Describe any limitations on your ability to cede future losses on a basis consistent with historical results and the related impact on expected operating results and liquidity and capital resources. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.
COMPANY RESPONSE 7:
Within the reserve reconciliations on pages 65, 67 and 68 of the 2005 Form 10-K, the Company disclosed what the loss and loss adjustment expense reserves were at each balance sheet date, both gross and net of ceded reinsurance. In addition, given the significance of ceded loss recoveries for the hurricanes in 2004 and 2005, on pages 65 and 67 of the 2005 Form 10-K, the Company provided a table by segment that reconciled gross current accident year catastrophe losses incurred to net current accident year catastrophe losses incurred, showing the effect of ceded reinsurance on catastrophe losses. The table also showed how much reinstatement premium was recorded in each segment as a result of the ceded catastrophe losses. In addition, on page F-38 of the 2005 Form 10-K, we disclosed the effect of total ceded premiums and total ceded losses in each year. In response to the Staff’s comment, we will add disclosure to the MD&A to explain how the change in net current accident year catastrophe losses is affected by the change in gross and ceded catastrophe losses. The following is an example of additional wording to explain the changes in gross and ceded current accident year catastrophe losses for Ongoing Operations :
Net current accident year catastrophe losses decreased by $171, from $522 in 2004 to $351 in 2005, as the increase in ceded catastrophe losses exceeded the increase in gross catastrophe losses. While gross current accident year catastrophe losses increased by $515, from $810 in 2004 to $1,325 in 2005, ceded current accident year catastrophe losses increased by $686, from $288 in 2004 to $974 in 2005. The amount of gross losses ceded to reinsurers depends, in large part, on the extent to which gross losses incurred from a single event exceed the attachment point under the Company’s principal property catastrophe reinsurance program. Compared to the hurricanes of 2004, the individual hurricanes in 2005 significantly exceeded the attachment point, resulting in greater reinsurance recoveries. Most of the current accident year catastrophe losses ceded in 2004 related to hurricanes Charley and Francis. Most of the current accident year catastrophe losses ceded in 2005 related to hurricanes Katrina and Wilma.
Within the underwriting results and ratios discussion of the Ongoing Operations MD&A on page 73, we believe it would be confusing to the reader to discuss what results of operations would have been gross of reinsurance since the operating summary is presented under generally accepted accounting principles and, therefore, is net of reinsurance. We do not believe it is appropriate to present a table that adds back ceded premiums, losses and other activity to the results of operations since we believe this would mislead investors into thinking that the resulting “gross” results of operations is what would have happened had we not purchased reinsurance for the period. If reinsurance had not been available, the Company may not have written the primary insurance policy or the pricing of the primary insurance product would have been different.
In our 2005 Form 10-K, the Company discusses its use of reinsurance beginning on page 69 in the “Risk Management Strategy” section. In this section, the Company describes its principal uses of reinsurance and how those uses fit within its risk management strategy. The Company gives specific information about the attachment point and limits available under each of its significant reinsurance treaties, including its principal property catastrophe reinsurance program. The Company also explains changes in the reinsurance market and its reinsurance program in the aftermath of the 2005 hurricane season, including, effective with January 1, 2006 treaty renewals, an increase in reinsurance pricing, an increase in its retention under certain treaties and the purchase of additional coverage of catastrophe losses in 2006 arising from Gulf and East Coast hurricanes and from California, Pacific Northwest and New Madrid earthquake events. The Company notes that it continues to review its

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission

capacity to write business in catastrophe prone areas which is a common industry trend among P&C insurance carriers. The Company believes the disclosures already given provide a thorough discussion of its existing reinsurance program and the potential effect of changes in the reinsurance markets.
As explained on page F-38 of the notes to consolidated financial statements, ceded losses were reduced from $2.1 billion in 2003 to $960 in 2004 and increased again to $1.7 billion in 2005. The decrease from 2003 to 2004 is due predominantly to the fact that the Company ceded $1.3 billion of incurred losses in 2003 as a result of increasing its estimate of gross incurred asbestos losses.
In response to the Staff’s comment, in future filings, we will add within the MD&A, an explanation of the increase or decrease in ceded incurred losses from period to period. The following is an example of additional wording that will be added to explain why ceded incurred losses increased from 2004 to 2005:
Ceded incurred losses increased by $740, from $960 in 2004 to $1.7 billion in 2005, primarily because of a $686 increase in current accident year catastrophe losses ceded to reinsurers and a $181 reduction in the reinsurance recoverable asset associated with older, long-term casualty liabilities recorded in 2004, partially offset by a decrease in the amount of losses ceded on professional liability business in 2005 as a result of the Company increasing its retention on that business. Current accident year catastrophe losses ceded increased by $686 from 2004 to 2005, from $288 to $974. The increase was primarily due to an increase in gross current accident year catastrophe losses from $810 in 2004 to $1,325 in 2005. The amount of gross losses ceded to reinsurers depends, in large part, on the extent to which gross losses incurred from a single event exceed the attachment point under the Company’s principal property catastrophe reinsurance program. Compared to the hurricanes of 2004, the individual hurricanes in 2005 significantly exceeded the attachment point, resulting in greater reinsurance recoveries.
Form 10-Q for quarterly period ended March 31, 2006
Condensed Consolidated Financial Statements
SEC COMMENT 8:
Notes to Condensed Consolidated Financial Statements
Note 1. Basis of Presentation and Accounting Policies
Adoption of New Accounting Standards, page 9
You state that you used the prospective method in adopting SFAS 123R. SFAS 123R requires companies that have previously adopted SFAS 123 to adopt this new standard using either the modified-prospective method or the modified-retrospective method. Please clarify for us in a disclosure-type format the method used in adopting SFAS 123R.
COMPANY RESPONSE 8:
The language below clarifies that the modified prospective method was used upon adoption of SFAS123R. Modifications from our March 31, 2006 10-Q are highlighted in bold. We will include this revised wording in our accounting policy footnote in our June 30, 2006 Form 10-Q filing and in subsequent filings, as required.
The Company adopted SFAS 123R effective January 1, 2006 using the modified prospective method and therefore prior period amounts have not been restated. The Company recognized an immaterial effect of adoption as of January 1, 2006 to reverse expense previously recognized on awards expected to be forfeited, as required under SFAS 123R.
Forms 8-K dated April 27, 2006
Press Release of the Hartford Financial Services Group, Inc. dated April 27, 2006
Investor Financial Supplement of the Hartford Financial Services Group, Inc. for the three months ended March 31, 2006
SEC COMMENT 9:
You present a non-GAAP financial measure, “core earnings”, on both a segment and consolidated basis in your press release and investor financial supplement. This financial measure was not presented in the segment footnote in either your Form 10-K or Form 10-Q. While you reconcile it to net income, your reasons for presenting this non-GAAP measure do not provide substantive reasons why the measure is useful to an investor, and you give core earnings greater prominence in your review of business unit results as you do not use the comparable GAAP

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission

measures in that review. Also, you express core earnings on an EPS basis, which we believe to be an inappropriate use of per share information and in other measures, such as earnings guidance, return on equity, and effective tax rates. Please discontinue presenting this non-GAAP financial measure or explain how this presentation complies with Item 10(e)(i) of Regulation S-K.
COMPANY RESPONSE 9:
As the Staff indicates, in our earnings release related to our financial results for the first quarter of 2006, despite giving greater or equal prominence to net income in terms of our consolidated discussion and tabular financial information, we did not discuss net income as part of our review of business unit results. In doing so, it was not our intent to create the perception of giving greater prominence to core earnings than to net income. Accordingly, in future earnings releases in which we provide core earnings information when discussing the results of our business units, we will also provide net income information and will give greater or equal prominence to the net income measure.
We do, however, believe that investors are better able to evaluate our performance, and are better able to understand how management evaluates our performance, when provided with both operating and overall measures of our profitability. Accordingly, we continue to believe that the use of the non-GAAP financial measure core earnings is appropriate and useful to investors when presented in the manner set forth in Item 10(e) of Regulation S-K. Without the provision of operating measures such as core earnings, we believe that investors may miss trends in our insurance and financial services businesses that may be obscured by the net effect of certain realized capital gains and losses. Some realized capital gains and losses are primarily driven by investment decisions and external economic developments, the nature and timing of which are unrelated to the insurance and underwriting aspects of our business. Accordingly, core earnings excludes the effect of all realized gains and losses (net of tax and the effects of deferred policy acquisition costs) that tend to be highly variable from period to period based on capital market conditions. We believe, however, that some realized capital gains and losses are integrally related to our insurance operations, so core earnings includes net realized gains and losses such as net periodic settlements on credit derivatives and net periodic settlements on the Japan fixed annuity cross-currency swap. These net realized gains and losses are directly related to an offsetting item included in the income statement such as net investment income. We also believe that it is important for investors to understand that management uses core earnings as a measure of the profitability of our insurance operations and core earnings is one of the measures considered in determining incentive compensation. In light of this, we believe that the provision of the measure core earnings to investors is one way in which we can provide investors with insight and transparency regarding how management views the profitability and competitiveness of our insurance operations.
We believe that as long as both net income and core earnings are provided to investors, with appropriate prominence given to net income, the provision of core earnings adds value. This approach provides investors with measures both of overall profitability and operational profitability, as well as insight into how management views our insurance business. In order to satisfy the expectations of our investors, we have historically used non-GAAP measures relating to operating income for the reasons set forth above and we respectfully submit that our use of the measure core earnings is consistent with Item 10(e) of Regulation S-K and its adopting release.
In the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, Question 11 states that “certain non-GAAP per share measures may be meaningful from an operating viewpoint.” We believe that the use of the measure core earnings per share is of value to investors for many of the same reasons applicable to its underlying measure, core earnings. We believe that, so long as both net income per share and core earnings per share are provided to investors with appropriate prominence given to net income per share, the provision of core earnings per share is appropriate. This approach provides investors with the ability to consider measures of both overall profitability and operational profitability on a per share basis, which is consistent with how management evaluates our insurance business and our understanding of how investors evaluate our business. Given that neither Item 10(e) of Regulation S-K nor its adopting release include a prohibition of per share non-GAAP measures per se, and that we, along with our peer companies in the insurance industry, have historically used non-GAAP per share measures relating to operating income for the reasons set forth above, we respectfully submit that our use of the measure core earnings per share is consistent with Item 10(e) of Regulation S-K, its adopting release and the logic underlying the Staff’s decision to allow the appropriate use of non-GAAP per share measures.
In Attachment B, we have provided enhanced disclosure regarding the use of the measures core earnings and core earnings per share. We believe that this proposed disclosure better describes the reasons why we believe the presentation of these measures provides useful information to investors and how our management uses these measures, consistent with our discussion above. Our intent is to use this disclosure in future earnings releases and investor financial supplements.
******

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
******
We would be happy to respond to any further questions you or your staff may have. You may call me at 860-547-8495.

Sincerely,

/s/ Robert J. Price

Robert J. Price
Senior Vice President and Controller

Attachment A
Attachment B

Attachment A
To The Hartford Financial Services Group, Inc.
June 9, 2006 Response Letter to the Securities and Exchange Commission
Item 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Dollar amounts in millions, except for per share data, unless otherwise stated)
Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) addresses the financial condition of The Hartford Financial Services Group, Inc. and its subsidiaries (collectively, “The Hartford” or the “Company”) as of December 31, 2005, compared with December 31, 2004, and its results of operations for each of the three years in the period ended December 31, 2005. This discussion should be read in conjunction with the Consolidated Financial Statements and related Notes beginning on page F-1. Certain reclassifications have been made to prior year financial information to conform to the current year presentation.
Certain of the statements contained herein are forward-looking statements. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and include estimates and assumptions related to economic, competitive and legislative developments. These forward-looking statements are subject to change and uncertainty which are, in many instances, beyond the Company’s control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon the Company. There can be no assurance that future developments will be in accordance with management’s expectations or that the effect of future developments on The Hartford will be those anticipated by management. Actual results could differ materially from those expected by the Company, depending on the outcome of various factors, including, but not limited to, those set forth in Item 1A, Risk Factors. These factors include: the difficulty in predicting the Company’s potential exposure for asbestos and environmental claims; the possible occurrence of terrorist attacks; the response of reinsurance companies under reinsurance contracts and the availability, pricing and adequacy of reinsurance to protect the Company against losses; changes in the stock markets, interest rates or other financial markets, including the potential effect on the Company’s statutory capital levels; the inability to effectively mitigate the impact of equity market volatility on the Company’s financial position and results of operations arising from obligations under annuity product guarantees; the Company’s potential exposure arising out of regulatory proceedings or private claims relating to incentive compensation or payments made to brokers or other producers and alleged anti-competitive conduct; the uncertain effect on the Company of regulatory and market-driven changes in practices relating to the payment of incentive compensation to brokers and other producers, including changes that have been announced and those which may occur in the future; the possibility of unfavorable loss development; the incidence and severity of catastrophes, both natural and man-made; stronger than anticipated competitive activity; unfavorable judicial or legislative developments; the potential effect of domestic and foreign regulatory developments, including those which could increase the Company’s business costs and required capital levels; the possibility of general economic and business conditions that are less favorable than anticipated; the Company’s ability to distribute its products through distribution channels, both current and future; the uncertain effects of emerging claim and coverage issues; a downgrade in the Company’s financial strength or credit ratings; the ability of the Company’s subsidiaries to pay dividends to the Company; and other factors described in such forward-looking statements.

INDEX
Overview	28	Total Property & Casualty	63
Critical Accounting Estimates	31	Ongoing Operations	72
Consolidated Results of Operations	40	Business Insurance	75
Life	43	Personal Lines	78
Retail	49	Specialty Commercial	81
Retirement Plans	51	Other Operations (Including Asbestos and Environmental Claims)	83
Institutional	52	Investments	88
Individual Life	54	Investment Credit Risk	96
Group Benefits	55	Capital Markets Risk Management	101
International	56	Capital Resources and Liquidity	108
Other	58	Impact of New Accounting Standards	116
Property & Casualty	58

Attachment A
To The Hartford Financial Services Group, Inc.
June 9, 2006 Response Letter to the Securities and Exchange Commission
OVERVIEW
CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America (“GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
The Company has identified the following estimates as critical in that they involve a higher degree of judgment and are subject to a significant degree of variability: property and casualty reserves for unpaid claims and claim adjustment expenses, net of reinsurance; Life deferred policy acquisition costs and present value of future profits associated with variable annuity and other universal life-type contracts; the evaluation of other-than-temporary impairments on investments in available-for-sale securities; the valuation of guaranteed minimum withdrawal benefit derivatives; pension and other postretirement benefit obligations; and contingencies relating to corporate litigation and regulatory matters. In developing these estimates management makes subjective and complex judgments that are inherently uncertain and subject to material change as facts and circumstances develop. Although variability is inherent in these estimates, management believes the amounts provided are appropriate based upon the facts available upon compilation of the financial statements.
Property & Casualty Reserves, Net of Reinsurance
The Hartford establishes property and casualty reserves to provide for the estimated costs of paying claims under insurance policies written by the Company. These reserves include estimates for both claims that have been reported and those that have been incurred but not reported, and include estimates of all expenses associated with processing and settling these claims. Estimating the ultimate cost of future claims and claim adjustment expenses is an uncertain and complex process. This estimation process is based largely on the assumption that past developments are an appropriate predictor of future events and involves a variety of actuarial techniques that analyze experience, trends and other relevant factors. Reserve estimates can change over time because of unexpected changes in the external environment. Potential external factors include (1) changes in the inflation rate for goods and services related to covered damages such as medical care, hospital care, auto parts, wages and home repair, (2) changes in the general economic environment that could cause unanticipated changes in the claim frequency per unit insured, (3) changes in the litigation environment as evidenced by changes in claimant attorney representation in the claims negotiation and settlement process, (4) changes in the judicial environment regarding the interpretation of policy provisions relating to the determination of coverage and/or the amount of damages awarded for certain types of damages, (5) changes in the social environment regarding the general attitude of juries in the determination of liability and damages, (6) changes in the legislative environment regarding the definition of damages and (7) new types of injuries caused by new types of injurious exposure: past examples include breast implants, lead paint and construction defects. Reserve estimates can also change over time because of changes in internal company operations. Potential internal factors include (1) periodic changes in claims handling procedures, (2) growth in new lines of business where exposure and loss development patterns are not well established or (3) changes in the quality of risk selection in the underwriting process. In the case of assumed reinsurance, all of the above risks apply. In addition, changes in ceding company case reserving and reporting patterns can create additional factors that need to be considered in estimating the reserves. Due to the inherent complexity of the assumptions used, final claim settlements may vary significantly from the present estimates, particularly when those settlements may not occur until well into the future.
Through both facultative and treaty reinsurance agreements, the Company cedes a share of the risks it has underwritten to other insurance companies. The Company’s net reserves for loss and loss adjustment expenses include anticipated recovery from reinsurers on unpaid claims. The estimated amount of the anticipated recovery, or reinsurance recoverable, is net of an allowance for uncollectible reinsurance.
Reinsurance recoverables include an estimate of the amount of gross loss and loss adjustment expense reserves that may be ceded under the terms of the reinsurance agreements, including incurred but not reported unpaid losses. The Company calculates its ceded reinsurance projection based on the terms of any applicable facultative and treaty reinsurance, including an estimate of how incurred but not reported losses will ultimately be ceded by reinsurance agreement. Accordingly, the Company’s estimate of reinsurance recoverables is subject to similar risks and uncertainties as the estimate of the gross reserve for unpaid claim and claim adjustment expenses.
The Company provides an allowance for uncollectible reinsurance, reflecting management’s current estimate of reinsurance cessions that may be uncollectible in the future due to reinsurers’ unwillingness or inability to pay and contemplates recoveries under ceded reinsurance contracts and settlements of disputes that could be different than the ceded liabilities. The Company analyzes recent developments in commutation activity between reinsurers and cedants, recent trends in arbitration and litigation outcomes in disputes between reinsurers and cedants and the overall credit quality of the Company’s reinsurers. Where its contracts permit, the Company secures future claim obligations with various forms of collateral, including irrevocable letters of credit, secured trusts, funds held accounts and group-wide offsets. The allowance for uncollectible reinsurance was $413 as of December 31, 2005, including $335 related to Other Operations and $78 related to Ongoing Operations.

Attachment A
To The Hartford Financial Services Group, Inc.
June 9, 2006 Response Letter to the Securities and Exchange Commission
Due to the inherent uncertainties as to collection and the length of time before reinsurance recoverables become due, it is possible that future adjustments to the Company’s reinsurance recoverables, net of the allowance, could be required, which could have a material adverse effect on the Company’s consolidated results of operations or cash flows in a particular quarter or annual period.
The Hartford, like other insurance companies, categorizes and tracks its insurance reserves for its segments by “line of business”, such as property, auto physical damage, auto liability, commercial multi-peril package business, workers’ compensation, general liability professional liability and bond. Furthermore, The Hartford regularly reviews the appropriateness of reserve levels at the line of business level, taking into consideration the variety of trends that impact the ultimate settlement of claims for the subsets of claims in each particular line of business. In addition, within the Other Operations segment, the Company has reserves for asbestos and environmental (A&E) claims. Adjustments to previously established reserves, which may be material, are reflected in the operating results of the period in which the adjustment is determined to be necessary. In the judgment of management, information currently available has been properly considered in the reserves established for claims and claim adjustment expenses. Incurred but not reported (IBNR) reserves represent the difference between the estimated ultimate cost of all claims and the actual reported loss and loss adjustment expenses (“reported losses”). Reported losses represent cumulative loss and loss adjustment expenses paid plus case reserves for outstanding reported claims. Company actuaries evaluate the total reserves (IBNR and case reserves) on an accident year basis. An accident year is the calendar year in which a loss is incurred, or, in the case of claims-made policies, the calendar year in which a loss is reported.
The following table shows loss and loss adjustment expense reserves by line of business and by operating segment as of December 31, 2005, net of reinsurance:

	Business	Personal	Specialty	Other	Total
	Insurance	Lines	Commercial	Operations	P&C

Reserve Line of Business
Property	$58	$152	$274	$—	$484
Auto physical damage	15	26	(2)	—	39
Auto liability	608	1,550	73	—	2,231
Package business	1,680	—	—	—	1,680
Workers’ compensation	3,312	5	1,685	—	5,002
General liability	674	32	1,203	—	1,909
Professional liability	—	—	471	—	471
Bond	—	—	140	—	140
Assumed Reinsurance— [1]	—	—	—	1,098	1,098
All other non-A&E	—	—	—	1,142	1,142
A&E	10	2	4	2,651	2,667

Total reserves-net	6,357	1,767	3,848	4,891	16,863

Reinsurance and other recoverables	709	385	2,354	1,955	5,403

Total reserves-gross	$7,066	$2,152	$6,202	$6,846	$22,266

[1]	These net loss and loss adjustment expense reserves relate to assumed reinsurance underwritten by Reinsurance operations that were moved into Other Operations (formerly known as “HartRe”).
Reserving for non-A&E reserves within Ongoing and Other Operations
How non-A&E reserves are set
Reserves are set by line of business within the various operating segments. As indicated in the above table, a single line of business may be written in one or more of the segments. Case reserves are established by a claims handler on each individual claim and are adjusted as new information becomes known during the course of handling the claim. Lines of business for which loss data (e.g. paid losses and case reserves) emerge (i.e. is reported) over a long period of time are referred to as long-tail lines of business. Lines of business for which loss data emerge more quickly are referred to as short-tail lines of business. Within the Company’s Ongoing Operations the shortest-tail lines of business are property and auto physical damage. The longest tail lines of business within Ongoing Operations include workers’ compensation, general liability, and professional liability. Assumed reinsurance, which is within Other Operations, is also long-tail business.
For short-tail lines of business, emergence of paid loss and case reserves is credible and likely indicative of ultimate losses. For long-tail lines of business, emergence of paid losses and case reserves is less credible in the early periods and, accordingly may not be indicative of ultimate losses.
An expected loss ratio is used in initially recording the reserves for both short-tail and long-tail lines of business. This expected loss ratio is determined through a review of prior accident years’ loss ratios and expected changes to earned pricing, loss costs, mix of business, ceded reinsurance and other factors that are expected to impact the loss ratio for the current accident year. For short-tail lines, IBNR for the current accident year is initially recorded as the product of the expected loss ratio for the period, earned premium for the period and the proportion of losses expected to be reported in future calendar periods for the current accident period. For long-tailed lines, IBNR reserves for the current accident year are initially recorded as the product of the expected loss ratio for the period and the earned premium for the period, less reported losses for the period.

Attachment A
To The Hartford Financial Services Group, Inc.
June 9, 2006 Response Letter to the Securities and Exchange Commission
Company reserving actuaries, who are independent of the business units, regularly review reserves for both current and prior accident years using the most current claim data. These reserve reviews incorporate a variety of actuarial methods and judgments and involve rigorous analysis. Most non-A&E reserves are reviewed fully each quarter, including loss reserves for property, auto physical damage, auto liability, package business, workers’ compensation, most general liability, professional liability and bond. Other non-A&E reserves are reviewed semi-annually (twice per year) or annually. These include, but are not limited to, reserves for allocated loss adjustment expenses, assumed reinsurance, latent exposures such as construction defects, unallocated loss adjustment expense and all other non-A&E exposures within Other Operations. For reserves that are reviewed semi-annually and annually, management monitors the emergence of paid and reported losses in the intervening quarters to either confirm that its estimate of ultimate losses should not change or, if necessary, perform a reserve review to determine whether the reserve estimate should change.
For most lines of business, a variety of actuarial methods which are summarized in subsequent paragraphs herein are reviewed and the actuaries select methods and specific assumptions appropriate for each line of business based on the current circumstances affecting that line of business. These selections incorporate input, as judged by the reserving actuaries to be appropriate, from claims personnel, pricing actuaries and operating management on reported loss cost trends and other factors that could affect the reserve estimates. The output of the reserve reviews are reserve estimates that are referred to herein as the “actuarial indication.”
A variety of actuarial techniques are used in the reserve reviews. These techniques or methods include paid and reported loss development, frequency / severity, expected loss ratio and Bornhuetter-Ferguson techniques. Within any one line of business, several techniques are used and certain methods are generally given more influence in determining the actuarial indication. The methods that are given more influence vary within a line of business based primarily on the maturity of the accident year, the mix of business and the particular internal and external influences impacting the claims experience or the methods. The following is a discussion of the most common methods used; these methods are not used for every line of business or every accident year within a line of business.
Paid Development: Historical data, organized by accident period and calendar period, is used to develop paid loss development patterns, which are then applied to current paid losses by accident period to generate estimated ultimate losses. The paid development method is also used to estimate reserves for allocated loss adjustments expenses (ALAE).
Paid development techniques do not use information about case reserves and, therefore, are not affected by changes in case reserving practices. Paid development techniques can, however, be significantly affected by changes in claim closure patterns. Paid development techniques for longer-tailed lines are generally less useful for more recent accident years since a low percentage of ultimate losses are paid in early periods of development and small changes in paid losses can have a large impact on estimated ultimate losses.
Reported Development: Historical data, organized by accident period and calendar period, is used to develop reported loss development patterns, which are then applied to current reported losses by accident period to generate estimated ultimate losses. The reported losses used in this analysis refer to cumulative paid losses plus case reserves and do not include IBNR.
Compared to the paid development technique, the reported development technique has the advantage that a higher percentage of ultimate losses are reflected in reported losses than in cumulative paid losses. Accordingly, the reported development technique is estimating only the unreported losses rather than the total unpaid losses. While the reported development technique takes advantage of information contained in the case reserves, estimates determined from this technique are affected by changes in case reserving practices.
Both paid and reported development techniques assume that historical development patterns are predictive of future development patterns.
Frequency / Severity: Historical data is used to develop claim count development patterns and those patterns are applied to the number of current reported claims to generate estimated ultimate claim counts. Estimated ultimate claim counts are multiplied by an estimated average severity (i.e., an average cost per claim) to calculate estimated ultimate losses. Average severity is estimated by fitting historical severity data to a trend line and making assumptions about how the current environment would affect claim severity. In making assumptions about the current environment, industry data is used where such data is available and appropriate.
The advantage of frequency / severity techniques is that frequency estimates are generally easier to predict and external information can be used to supplement internal data in making severity estimates.
Expected Loss Ratio: Loss ratios for prior accident years are used to determine the appropriate expected loss ratio for the current accident year after applying anticipated changes in rates, pricing and loss costs. The current accident year expected loss ratio is multiplied by earned premium to calculate estimated ultimate losses.

Attachment A
To The Hartford Financial Services Group, Inc.
June 9, 2006 Response Letter to the Securities and Exchange Commission
Expected Loss Ratio techniques are useful for early periods of maturity on long-tailed lines of business, where very little paid or reported loss information is available.
Bornhuetter-Ferguson: This method is a combination of the expected loss ratio method and the reported development method, where the reported loss development method is given more weight as an accident year matures.
For all lines of business, variations of the above methods are used. Examples of variation within the paid and reported development methods include:
•	The accident period used may vary (e.g. year, quarter, or month)
•	We may analyze the data by coverage (e.g. bodily injury separate from property damage)
•	We may make adjustments for unusual loss activity
•	For allocated loss adjustment expenses (ALAE), we use patterns of the relationship between paid ALAE and paid losses
Examples of variation within the frequency /severity methods include:
•	For some methods, we project severity on only open claims
•	In the commercial liability lines, we perform the frequency / severity technique only on claims over a certain size
•	For one sub-set of professional liability business, we estimate frequency not through historical claim count development, but through an analysis of the securities class actions filed and policy listings
•	We analyze ALAE on claims in litigation and associated legal expense separately from ALAE on other claims
For each line of business, certain methods are given more influence than other methods. The discussion below gives a general indication of which methods are preferred by line of business. Because the actuarial estimates are generated at a much finer level of detail than line of business (e.g., by geography, distribution channel, coverage, accident period), this description should not be assumed to apply to each coverage and accident year within a line of business. Also, as circumstances change, the methods that are given more influence will change. For example, reported development techniques are currently not given significant influence in making estimates for recent accident years for Personal Lines auto liability because case reserving practices have been changing in the recent past. If case reserving practices become more stable, reported development techniques may be given more weight.
Property and Auto Physical Damage
These lines are fast-developing and paid and reported development techniques are generally used. We perform and rely primarily on reported development techniques and a Bornhuetter-Ferguson technique for the most mature accident months.
Auto Liability – Personal Lines
For auto liability, and bodily injury in particular, we perform a greater number of techniques than we do for property and auto physical damage, including paid and reported development, and several frequency / severity approaches. We generally use the reported development method for older accident years and the frequency / severity methods for more recent years. Recent periods are heavily influenced by changes in case reserve practices and changing claim closure patterns, and the frequency / severity techniques are not affected as much by these changes.
Auto Liability – Commercial Lines, Package Business and Short-Tailed General Liability
As with Personal Lines auto liability, we perform a variety of techniques, including the paid and reported development methods and frequency / severity techniques. For older, more mature accident years, we generally believe that reported development techniques are best. For more recent accident years, we typically prefer frequency / severity techniques that allow us to make assumptions about the frequency of larger claims.
Long-Tailed General Liability, Bond and Workers’ Compensation – Large Deductible
For these very long-tailed lines of business, we generally rely on the expected loss ratio, Bornhuetter-Ferguson and reported development techniques. We generally weight these techniques together, relying more heavily on the expected loss ratio at early ages of development and more on the reported development method as an accident year matures.
Workers’ Compensation
Workers’ compensation is our single largest reserve line of business and we do the largest amount of actuarial analysis on this line of business. Methods performed include paid and reported development, variations on expected loss ratio methods, and an in-depth analysis on our largest states. Paid development patterns are historically very stable in the Company’s workers’ compensation business, so paid techniques are preferred for older accident periods. For more recent periods, paid techniques are less predictive of the ultimate liability since such a low percentage of ultimate losses are paid in early periods of development. Accordingly, for more recent accident periods, we generally rely more heavily on a state-by state analysis and the expected loss ratio approach.

Attachment A
To The Hartford Financial Services Group, Inc.
June 9, 2006 Response Letter to the Securities and Exchange Commission
Professional Liability
Reported and paid loss developments patterns for this line tend to be volatile. Therefore, we typically rely on frequency and severity techniques.
Assumed Reinsurance and All Other within Other Operations
For these lines, we tend to rely on the reported development techniques. In assumed reinsurance, our assumptions are influenced by information gained from claim and underwriting audits.
Allocated Loss Adjustment Expenses (ALAE)
For some lines of business (e.g., professional liability and assumed reinsurance), ALAE and losses are analyzed together. For most lines of business, however, ALAE is analyzed separately, using paid development and the relationship between ALAE and losses.
The final step in the reserve review process involves a comprehensive review by senior reserving actuaries who apply their judgment and, in concert with senior management, determine the appropriate level of reserves based on the various information that has been accumulated. Numerous factors are considered in this determination process including, but not limited to, the assessed reliability of key loss trends and assumptions that may be significantly influencing the current actuarial indications, the maturity of the accident year, pertinent trends observed over the recent past, the level of volatility within a particular line of business, and the improvement or deterioration of actuarial indications in the current period as compared to the prior periods. In general, changes are made more quickly to more mature accident years and less volatile lines of business. At year-end 2005, total recorded net reserves excluding asbestos and environmental and excluding the allowance for uncollectible reinsurance are 0.6% higher than the actuarial indication of the reserves. Annually, as part of the statutory reporting requirements, IBNR is allocated to accident year by statutory line of business. This work forms the basis for the loss development table and reserve re-estimates table shown in the “Business” section.
During 2005, there were numerous changes to reserve estimates. Among other loss developments in 2005, these changes included strengthening of workers’ compensation reserves for claim payments expected to emerge after 20 years of development, a release of 2003 and 2004 accident year workers’ compensation reserves, strengthening of assumed casualty reinsurance reserves and a release of reserves for allocated loss adjustment expenses, predominately in Personal Lines. See “Reserves” within the Property and Casualty MD&A for further discussion of reserve developments.
Current trends contributing to reserve uncertainty
The Hartford is a multi-line company in the property and casualty business. The Hartford is therefore subject to reserve uncertainty stemming from a number of conditions, including but not limited to those noted above, any of which could be material at any point in time for any segment. Certain issues may become more or less important over time as conditions change. As various market conditions develop, management must assess whether those conditions constitute a long-term trend that should result in a reserving action (i.e. increasing or decreasing the reserve). Below is a discussion of certain market conditions that Company management has observed during 2005.
Within the commercial segments and the Other Operations segment, the Company has exposure to claims asserted for bodily injury as a result of long-term or continuous exposure to harmful products or substances. Examples include, but are not limited to, pharmaceutical products, latex gloves, silica and lead paint. The Company also has exposure to claims from construction defects, where property damage or bodily injury from negligent construction is alleged. The Company also has exposure to claims asserted against religious institutions and other organizations relating to molestation or abuse. Such exposures may involve potentially long latency periods and may implicate coverage in multiple policy periods. These factors make reserves for such claims more uncertain than other bodily injury or property damage claims. With regard to these exposures, the Company is monitoring trends in litigation, the external environment, the similarities to other mass torts and the potential impact on the Company’s reserves.
In Personal Lines, reserving estimates are generally less variable than for the Company’s other property and casualty segments. This is largely due to the coverages having relatively shorter periods of loss emergence. Estimates, however, can still vary due to a number of factors, including interpretations of frequency and severity trends and their impact on recorded reserve levels. Severity trends can be impacted by changes in internal claim handling and case reserving practices in addition to changes in the external environment. These changes in claim practices increase the uncertainty in the interpretation of case reserve data, which increases the uncertainty in recorded reserve levels. In addition, the success of the Company’s new Dimensions class plan for automobile first introduced in 2004 has lead to a different mix of business by type of insured than the Company experienced in the past. In general, the Company now has a lower proportion of preferred risks than in the past. Such a change in mix increases the uncertainty of the reserve projections, since historical data and reporting patterns may not be applicable to the new business.
In Business Insurance, workers’ compensation is the Company’s single biggest line of business and the line of business with the longest pattern of loss emergence. Reserve estimates for workers’ compensation are particularly sensitive to assumptions about medical inflation, which has been increasing steadily over the past few years. In addition, changes in state legislative and regulatory environments impact the Company’s estimates. These changes increase the uncertainty in the application of development patterns.

Attachment A
To The Hartford Financial Services Group, Inc.
June 9, 2006 Response Letter to the Securities and Exchange Commission
In the Specialty Commercial segment, many lines of insurance, such as excess insurance and large deductible workers’ compensation insurance are “long-tail” lines of insurance. For long-tail lines, the period of time between the incidence of the insured loss and either the reporting of the claim to the insurer, the settlement of the claim, or the payment of the claim can be substantial, and in some cases, several years. As a result of this extended period of time for losses to emerge, reserve estimates for these lines are more uncertain (i.e. more variable) than reserve estimates for shorter-tail lines of insurance. Estimating required reserve levels for large deductible workers’ compensation insurance is further complicated by the uncertainty of whether losses that are attributable to the deductible amount can be paid by the insured; if such losses are not paid by the insured due to financial difficulties, the Company would be contractually liable. Another example of reserve variability relates to reserves for directors and officers insurance. There is uncertainty in the required level of reserves due to the impact of recent allegations within the financial services industry, including those in the mutual fund, investment banking and insurance industries.
Within Ongoing Operations, the Company has reserves for natural catastrophes that have occurred. The Company’s estimates of loss and loss expenses arising from catastrophe losses are based on information from reported claims, information from catastrophe loss models and estimates of reinsurance recoverables on ceded losses. For catastrophe losses that occur shortly before the end of the reporting period, the loss and loss expense reserves rely heavily on estimates derived from catastrophe loss models and previous experience and, therefore, are subject to significant uncertainty. For large catastrophes, such as with hurricane Katrina in 2005, there may be a long time lag between the date the catastrophe occurs and the date that residents and business owners are able to return to their properties to report a claim. In addition, it is sometimes difficult for claim adjusters to access the most significantly impacted areas. Estimating reserves for catastrophes is further complicated by the need to estimate the effect of anticipated “demand surge” which is the tendency for the cost of building materials and contractors to rise based on an increase in demand in the affected areas.
Impact of changes in key assumptions on reserve volatility
As stated above, the Company’s practice is to estimate reserves using a variety of methods, assumptions and data elements. Within its reserve estimation process for reserves other than asbestos and environmental, the Company does not derive statistical loss distributions or confidence levels around its reserve estimate and, as a result, does not have reserve range estimates to disclose.
The reserve estimation process includes explicit assumptions about a number of factors in the internal and external environment. Across most lines of business, the most important assumptions are future loss development factors applied to paid or reported losses to date. For most lines, the reported loss development factor is most important. In workers’ compensation, paid loss development factors are also important. The trend in loss costs is also a key assumption, particularly in the most recent accident years, where loss development factors are less credible.
The following discussion includes disclosure of possible variation from current estimates of loss reserves due to a change in certain key assumptions. Each of the impacts described below is estimated individually, without consideration for any correlation among key assumptions or among lines of business. Therefore, it would be inappropriate to take each of the amounts described below and add them together in an attempt to estimate volatility for the Company’s reserves in total. The estimated variation in reserves due to changes in key assumptions is a reasonable estimate of possible variation that may occur in the future, likely over a period of several calendar years. It is important to note that the variation discussed is not meant to be a worst-case scenario, and therefore, it is possible that future variation may be more than amounts discussed below.
Recorded reserves for workers’ compensation, net of reinsurance, are $5.0 billion, across Business Insurance and Specialty Commercial. The two most important assumptions for workers’ compensation reserves are loss development factors and loss cost trends, particularly medical cost inflation. Loss development patterns are dependent on medical cost inflation. Approximately half of the workers’ compensation net reserves are related to future medical costs. A review of National Council on Compensation Insurance (“NCCI”) data suggests that the annual growth in industry medical claim costs has varied from -2% to +12% since 1991. This data shows that medical inflation has been highly variable over the past decade. Across the entire reserve base, each 1 point change in calendar year medical inflation would change the estimated net reserve by $600, in either direction.
Recorded reserves for auto liability, net of reinsurance, are $2.2 billion across all lines, $1.5 billion of which is in Personal Lines. Personal auto liability reserves are shorter-tailed than other lines of business (such as workers’ compensation) and, therefore, less volatile. However, the size of the reserve base means that future changes in estimate could be material to the Company’s results of operations in any given period. The key assumption for Personal Lines auto liability is the annual loss cost trend, particularly the severity trend component of loss costs. A review of Insurance Services Office (“ISO”) data suggests that annual growth in industry severity since 1999 has varied from +1% to +6%. The ISO data shows recent severity changes to be in the middle of this range. A 2.5 point change in assumed annual severity is within historical variation for the industry and for the Company. A 2.5 point change in assumed annual severity for the two most recent accident years would change the estimated net reserve need by $70, in either direction. Assumed annual severity for accident years prior to the two most recent accident years is likely to have minimal variability.
Recorded reserves for general liability, net of reinsurance, are $1.9 billion across Business Insurance and Specialty Commercial. Reported loss development patterns are a key assumption for this line of business, particularly for more mature accident years. Historically, assumptions on reported loss development patterns have been impacted by, among other things, emergence of new types of claims (e.g. construction defect

Attachment A
To The Hartford Financial Services Group, Inc.
June 9, 2006 Response Letter to the Securities and Exchange Commission
claims) or a shift in the mixture between smaller, more routine claims and larger, more complex claims. The Company has reviewed the historical variation in reported loss development patterns. If the reported loss development patterns change by 10%, the estimated net reserve need would change by $300, in either direction. A 10% change in reported loss development patterns is within historical variation, as measured by the variation around the average development factors as reported in statutory accident year reports.
Similar to general liability, assumed casualty reinsurance is affected by reported loss development pattern assumptions. In addition to the items identified above that would affect both direct and reinsurance liability claim development patterns, there is also an impact to assumed reporting patterns for any changes in claim notification from ceding companies to the reinsurer. Recorded net reserves for assumed reinsurance business, excluding asbestos and environmental liabilities, within Other Operations were $1.1 billion as of December 31, 2005. If the development patterns underlying the Company’s net reserves for HartRe assumed casualty reinsurance are incorrect by 10 points, the estimated net reserve need would change by $287, in either direction. A 10% change in reported loss development patterns is within historical variation, as measured by the variation around the average development factors as reported in statutory accident year reports.
Reserving for Asbestos and Environmental Claims within Other Operations
How A&E reserves are set
The Company continues to receive asbestos and environmental claims. Asbestos claims relate primarily to bodily injuries asserted by people who came in contact with asbestos or products containing asbestos. Environmental claims relate primarily to pollution and related clean-up costs.
The Company wrote several different categories of insurance contracts that may cover asbestos and environmental claims. First, the Company wrote primary policies providing the first layer of coverage in an insured’s liability program. Second, the Company wrote excess policies providing higher layers of coverage for losses that exhaust the limits of underlying coverage. Third, the Company acted as a reinsurer assuming a portion of those risks assumed by other insurers writing primary, excess and reinsurance coverages. Fourth, subsidiaries of the Company participated in the London Market, writing both direct insurance and assumed reinsurance business.
In establishing reserves for asbestos claims, the Company evaluates its insureds’ estimated liabilities for such claims using a ground-up approach. The Company considers a variety of factors, including the jurisdictions where underlying claims have been brought, past, pending and anticipated future claim activity, disease mix, past settlement values of similar claims, dismissal rates, allocated claim adjustment expense, and potential bankruptcy impact.
Similarly, a ground-up exposure review approach is used to establish environmental reserves. The Company’s evaluation of its insureds’ estimated liabilities for environmental claims involves consideration of several factors, including historical values of similar claims, the number of sites involved, the insureds’ alleged activities at each site, the alleged environmental damage at each site, the respective shares of liability of potentially responsible parties at each site, the appropriateness and cost of remediation at each site, the nature of governmental enforcement activities at each site, and potential bankruptcy impact.
Having evaluated its insureds’ probable liabilities for asbestos and/or environmental claims, the Company then evaluates its insureds’ insurance coverage programs for such claims. The Company considers its insureds’ total available insurance coverage, including the coverage issued by the Company. The Company also considers relevant judicial interpretations of policy language and applicable coverage defenses or determinations, if any.
Evaluation of both the insureds’ estimated liabilities and the Company’s exposure to the insureds depends heavily on an analysis of the relevant legal issues and litigation environment. This analysis is conducted by the Company’s lawyers and is subject to applicable privileges.
For both asbestos and environmental reserves, the Company also compares its historical direct net loss and expense paid and incurred experience, and net loss and expense paid and incurred experience year by year, to assess any emerging trends, fluctuations or characteristics suggested by the aggregate paid and incurred activity.
Once the gross ultimate exposure for indemnity and allocated claim adjustment expense is determined for its insureds by each policy year, the Company calculates its ceded reinsurance projection based on any applicable facultative and treaty reinsurance and the Company’s experience with reinsurance collections.
Uncertainties Regarding Adequacy of Asbestos and Environmental Reserves
With regard to both environmental and particularly asbestos claims, significant uncertainty limits the ability of insurers and reinsurers to estimate the ultimate reserves necessary for unpaid losses and related expenses. Traditional actuarial reserving techniques cannot reasonably estimate the ultimate cost of these claims, particularly during periods where theories of law are in flux. The degree of variability of reserve

Attachment A
To The Hartford Financial Services Group, Inc.
June 9, 2006 Response Letter to the Securities and Exchange Commission
estimates for these exposures is significantly greater than for other more traditional exposures. In particular, the Company believes there is a high degree of uncertainty inherent in the estimation of asbestos loss reserves.
In the case of the reserves for asbestos exposures, factors contributing to the high degree of uncertainty include inadequate loss development patterns, plaintiffs’ expanding theories of liability, the risks inherent in major litigation, and inconsistent emerging legal doctrines. Furthermore, over time, insurers, including the Company, have experienced significant changes in the rate at which asbestos claims are brought, the claims experience of particular insureds, and the value of claims, making predictions of future exposure from past experience uncertain. For example, in the past few years, insurers in general, including the Company, have experienced an increase in the number of asbestos-related claims due to, among other things, plaintiffs’ increased focus on new and previously peripheral defendants and an increase in the number of insureds seeking bankruptcy protection as a result of asbestos-related liabilities. Plaintiffs and insureds have sought to use bankruptcy proceedings, including “pre-packaged” bankruptcies, to accelerate and increase loss payments by insurers. In addition, some policyholders have asserted new classes of claims for coverages to which an aggregate limit of liability may not apply. Further uncertainties include insolvencies of other carriers and unanticipated developments pertaining to the Company’s ability to recover reinsurance for asbestos and environmental claims. Management believes these issues are not likely to be resolved in the near future.
In the case of the reserves for environmental exposures, factors contributing to the high degree of uncertainty include expanding theories of liability and damages; the risks inherent in major litigation; inconsistent decisions concerning the existence and scope of coverage for environmental claims; and uncertainty as to the monetary amount being sought by the claimant from the insured.
It is also not possible to predict changes in the legal and legislative environment and their effect on the future development of asbestos and environmental claims. It is unknown whether potential Federal asbestos-related legislation will be enacted or what its effect would be on the Company’s aggregate asbestos liabilities.
The reporting pattern for assumed reinsurance claims, including those related to asbestos and environmental claims is much longer than for direct claims. In many instances, it takes months or years to determine that the policyholder’s own obligations have been met and how the reinsurance in question may apply to such claims. The delay in reporting reinsurance claims and exposures adds to the uncertainty of estimating the related reserves.
Given the factors and emerging trends described above, the Company believes the actuarial tools and other techniques it employs to estimate the ultimate cost of claims for more traditional kinds of insurance exposure are less precise in estimating reserves for its asbestos and environmental exposures. For this reason, the Company relies on exposure-based analysis to estimate the ultimate costs of these claims and regularly evaluates new information in assessing its potential asbestos and environmental exposures.
A number of factors affect the variability of estimates for asbestos and environmental reserves including assumptions with respect to the frequency of claims, the average severity of those claims settled with payment, the dismissal rate of claims with no payment and the expense to indemnity ratio. The uncertainty with respect to the underlying reserve assumptions for asbestos and environmental adds a greater degree of variability to these reserve estimates than reserve estimates for more traditional exposures. While this variability is reflected in part in the size of the range of reserves developed by the Company, that range may still not be indicative of the potential variance between the ultimate outcome and the recorded reserves. The recorded net reserves as of December 31, 2005 of $2.7 billion ($2.3 billion and $360 for asbestos and environmental, respectively) is within an estimated range, unadjusted for covariance, of $2.0 billion to $3.1 billion. The process of estimating asbestos and environmental reserves remains subject to a wide variety of uncertainties, which are detailed in Note 12 of Notes to Consolidated Financial Statements. Due to these uncertainties, further developments could cause the Company to change its estimates and ranges of its asbestos and environmental reserves, and the effect of these changes could be material to the Company’s consolidated operating results, financial condition and liquidity.
In the opinion of management, based upon the known facts and current law, the reserves recorded for the Company’s property and casualty businesses at December 31, 2005 represent the Company’s best estimate of its ultimate liability for claims and claim adjustment expenses related to losses covered by policies written by the Company. However, because of the significant uncertainties surrounding environmental, and particularly asbestos exposures, it is possible that management’s estimate of the ultimate liabilities for these claims may change and that the required adjustment to recorded reserves could exceed the currently recorded reserves by an amount that could be material to the Company’s results of operations, financial condition and liquidity.

Attachment B
To The Hartford Financial Services Group, Inc.
June 9, 2006 Response Letter to the Securities and Exchange Commission
Enhanced disclosure regarding the use of the measures core earnings and core earnings per share intended for use in future earnings releases and investor financial supplements:
We use the non-GAAP financial measure core earnings as an important measure of our operating performance. We believe that the measure core earnings provides investors with a valuable measure of the performance of the Company’s ongoing businesses because it reveals trends in our insurance and financial services businesses that may be obscured by the net effect of certain realized capital gains and losses. Some realized capital gains and losses are primarily driven by investment decisions and external economic developments, the nature and timing of which are unrelated to the insurance and underwriting aspects of our business. Accordingly, core earnings excludes the effect of all realized gains and losses (net of tax and the effects of deferred policy acquisition costs) that tend to be highly variable from period to period based on capital market conditions. We believe, however, that some realized capital gains and losses are integrally related to our insurance operations, so core earnings includes net realized gains and losses such as net periodic settlements on credit derivatives and net periodic settlements on the Japan fixed annuity cross-currency swap. These net realized gains and losses are directly related to an offsetting item included in the income statement such as net investment income. Core earnings is also used by management to assess our operating performance and is one of the measures considered in determining incentive compensation for our managers. Net income is the most directly comparable GAAP measure. Core earnings should not be considered as a substitute for net income and does not reflect the overall profitability of our business. Therefore, we believe that it is useful for investors to evaluate both net income and core earnings when reviewing our performance. A reconciliation of net income to core earnings for the period ended ___is set forth in ___.
Core earnings per share is calculated based on the non-GAAP financial measure core earnings. We believe that the measure core earnings per share provides investors with a valuable measure of the performance of the Company’s operating performance for many of the same reasons applicable to its underlying measure, core earnings. Net income per share is the most directly comparable GAAP measure. Core earnings per share should not be considered as a substitute for net income per share and does not reflect the overall profitability of our business. Therefore, we believe that it is useful for investors to evaluate both net income per share and core earnings per share when reviewing our performance. A reconciliation of net income per share to core earnings per share for the period ended ___is set forth in ___.